UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

FRANCHISE HOLDINGS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87257-V08

(CUSIP Number)

Steven Rossi

Truxmart Ltd.

1895 Clements Road

Pickering, Ontario CANADA M1P 4YP

(888) 554-8789

(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

November 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRUXMART LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Corporate funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
	7.	SOLE VOTING POWER 2,300,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,300,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.96%
14.	TYPE OF REPORTING PERSON (see instructions) Corporation

Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), of

Franchise Holdings International, Inc., a Florida corporation (the "Company"). The Company's principal exec-utive office is now located at 1895 Clements Road, Pickering, Ontario CANADA M1P 4Y 9.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Truxmart Ltd. (the "Reporting Person") whose business address is 1895 Clements Road, Pickering, Ontario CANADA M1P 4Y9.

During the last five years, neither the Reporting Person nor its sole principal has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

By way of background, eight shareholders (“Sellers”) of the Company and the Reporting Person entered into eight (8) separate Stock Purchase Agreements (the “Purchase Agreements”), pursuant to which Sellers would sell to the Reporting Person, and the Reporting Person would purchase from the Sellers, an aggregate of 2,300,000 shares of the Company common stock (the “Shares”). Such aggregate Shares represent 80.96% of the issued and outstanding shares of the Company’s common stock. The purchase occurred on Novem-ber 7, 2014 (the “Closing Date”). The Reporting Person paid an aggregate $215,000 for the Shares. (See also Item 3 below).

Also, as of the Closing Date, Mr. Arnold Boisdrenghien resigned as President, Secretary and Principal Financial Officer of the Company. There are no arrangements or understandings by and among members of either the former or new control persons and their associates with respect to election of directors or other matters of the Company except that Mr. Steven Rossi, the sole owner of the Reporting Person and its Chairman and President, has been appointed Chief Executive Officer, Secretary and a Director of the Company, and will be the sole Company Director effective 10 calendar days after forwarding a Schedule 14-F Change of Control Information Statement to Company shareholders. Since the mandated Schedule 14-F was forwarded to Company shareholders November 11, on or about November 21, 2014, Mr. Boisdrenghien will effectively resign as a Director of the Company and Mr. Rossi will become the Company’s control person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

$215,000 from Reporting Company’s corporate funds.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to gain control of the Company as described above. The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. Moreover, the Company may in the future issue to the sole principal of the Reporting Person options and/or warrants in consideration of services provided or to be provided the Company from time to time, in one or more transactions. While unlikely in the foreseeable future, the Report-ing Person may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Person. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Prior to the transactions described in Item 4 herein, the Reporting Person beneficially owned no shares of the Company's Common Stock. The Reporting Person is deemed a beneficial owner of all or any shares issuable upon conversion of the Note, under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, as it shall have the sole voting and dispositive power with regard to such shares of Common Stock.

(c) The Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's Common Stock or securities of its subsidiaries.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrange-ments, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRUXMART LTD.

/s/ Steven Rossi
Steven Rossi

Chief Executive Officer
Title

November 14, 2014
Insert Date